

March 2, 2018

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re:** **Red Violet, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed February 28, 2018**
> **File No. 001-38407**

Dear Mr. Dubner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2018 letter.

Summary, page 1

1.   You state that Cogint has agreed to contribute up to $20 million to Red Violet if requested by Red Violet. Please clarify the terms of this payment, including whether there are any conditions and uncertainties as to whether Red Violet may receive the entire $20 million contribution.

The Spin-Off

Transition Services Agreement, page 30

2.   Please revise to provide the material terms of the Transition Services Agreement including the services to be provided by Cogint and the services to be provided by Red Violet and related payments. The Transition Services Agreement indicates that these will be mutually agreed upon prior to the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

3.   Please revise to discuss the underlying reasons for the increase in accounts receivable and
        changes in other working capital accounts that impacted the amount of cash flows used in
        operating activities. Refer to Section IV.B of SEC Release 33-8350.

Consolidated and Combined Financial Statements

Note 11. Commitments and contingencies

(d) Guarantees, page F-21

4.   Please refer to ASC 460-10-50-4 and disclose the following related to your guarantee of
        Cogint debt:

        •   How the guarantee arose;

        •   The events or circumstances that would require you to perform under the guarantee;

        •   The current status of the guarantee;

        •   The current carrying amount of any liability for your obligation under the guarantee;

        •   The nature of any collateral or recourse provisions to recover any amounts paid under
            the guarantee; and

        •   The approximate extent to which the proceeds from liquidation of assets held as
            collateral or by third parties would be expected to cover the maximum potential
            amount of future payments under the guarantee.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Derek Dubner
Red Violet, Inc.
March 2, 2018
Page 3

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or in his absence, you may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Josh Weingard, Esq.
        Corporate Counsel and Secretary
        Cogint, Inc.

        Michael Francis, Esq.
        Akerman LLP